Mail Stop 4561

April 7, 2008

Mr. Albert W. Ondis
Chairman and Chief Executive Officer
Astro-Med, Inc.
600 East Greenwich Avenue
West Warwick, RI 02893

> **Re:** **Astro-Med, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **File No. 000-13200**

Dear Mr. Ondis:

　　We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　Mark Kronforst
　　　　　　　　　　　　　　Accounting Branch Chief